VAALCO Energy, Inc.
9800 Richmond Avenue, Suite 700
Houston, Texas 77042

May 31, 2023

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Hodgin and Karl Hiller

Re:	VAALCO Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Filed April 6, 2023
File No. 001-32167

To the addressees set forth above:

This letter sets forth the responses of VAALCO Energy, Inc. (the “Company,” “we,” “our” and “us”) to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission dated May 16, 2023 (the “Comment Letter”) with respect to the review by the Staff of the Securities and Exchange Commission of the Company’s Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”).

For the convenience of the Staff’s review, we have set forth below in bold type the numbered comments of the Staff in the Comment Letter, with our response thereto immediately following the comment.

Form 10-K for the Fiscal Year ended December 31, 2022

Business

Acreage and Productive Wells, page 20

1.
Please expand your disclosures pertaining to acreage to include the annual expiration dates for material amounts of expiring gross and net undeveloped acreage by geographical area to comply with Items 1201(d) and 1208(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that the Company disclosed the expiration dates (and possible extensions) of its production sharing contracts (“PSCs”) for its acreages located in Gabon and Egypt in its 2022 Form 10-K on pages 11 and 16, respectively. With respect to its acreages located in Equatorial Guinea, the Company respectfully advises the Staff that, as disclosed on page 18 of its 2022 Form 10-K, the expiration date of its Block P PSC will be the date that is 25 years from the date of approval of a development and production plan. With respect to Canada, the Company respectfully advises the Staff that as of December 31, 2022, the Company had no material amounts of undeveloped acreage with expiration risk. The Company respectfully advises the Staff that, beginning with its Annual Report on Form 10-K for the fiscal year ending December 31, 2023 (“2023 Form 10-K”), it will include a footnote to its “Acreage and Productive Wells” table that includes either this disclosure or a cross reference to the applicable sections of the applicable Form 10-K filing containing such disclosure.

Proved Undeveloped Reserves, page 22

2.	Please expand your discussion to disclose the changes that occurred during the year in the net quantities of your proved undeveloped reserves.

Your disclosure should clearly identify the source of each change, e.g. revisions, improved recovery, extensions and discoveries, transfers to proved developed, sales and acquisitions, and include an explanation relating to each of the items you identify. If two or more unrelated factors are combined to arrive at the overall change for an item, you should separately identify and quantify each material factor so that the change in net reserve quantities between periods is fully explained.

Your disclosure of revisions in previous estimates should identify the changes associated with individual factors, such as changes caused by commodity prices, costs, royalty or working interest adjustments, well performance, unsuccessful and/or uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan, as applicable.

In conjunction with your response, please provide us with an illustration of your proposed disclosure revisions. You may refer to Item 1203(b) of Regulation S-K if you require further clarification or guidance.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that as disclosed on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as of December 31, 2021, the Company had four proved undeveloped well (“PUD”) locations (4.0 MMBbls, net to VAALCO) related to its Gabon segment. As described on page 22 of the Company’s 2022 Form 10-K, these four PUD’s were converted to proved developed reserves in conjunction with the 2021/2022 drilling campaign. As of December 31, 2022, all of the Company’s PUD reserves were associated with the acquisition of TransGlobe Energy Corporation (“TransGlobe”), which was completed on October 13, 2022. In response to the Staff’s comment, the Company respectfully advises the Staff that it will, starting with its 2023 Form 10-K, expand its disclosures accordingly. As an illustrative example, for the fiscal year end December 31, 2022, the relevant disclosure would read as follows:

For Gabon, in December 2021 we began drilling the ETAME 8-H development well that was completed in February 2022. In 2022 we drilled and completed the Etame 8H-ST, North Tchibala 2H-ST, South Tchibala-1HB-ST2 and Avouma 3H-ST development wells. These wells were considered PUDs (approximately 4.0 MMBbls, net to VAALCO) in the December 2021 reserve report and were converted to proved developed producing reserves as of December 31, 2022. We estimate the cost of the current 2021/2022 drilling program with the four wells and two additional workovers to be $180 million, or $114 million, net to VAALCO’s participating interest. For 2022, we incurred approximately $148 million, or about $94 million net to VAALCO’s participating interest. As of December 31, 2022, we had no PUDs included in our year-end reserve report.

As of December 31, 2022, as a result of the acquisition of TransGlobe, we had 31 PUD locations (approximately 4.3 MMBoe) included in our reserves which we will complete within the next five years. Twenty-five of the PUD wells are in Canada and six are in Egypt.

In addition, in future filings, to the extent applicable, the Company respectfully advises the Staff it will include a table similar to the following, with explanations as necessary, to summarize the changes of its proved undeveloped reserves to clearly identify the source of each change:

Proved Undeveloped Reserves
(MBoe)
Beginning proved undeveloped reserves at December 31, 2021	3,991
Undeveloped reserves converted to developed reserves	(3,991)
Revisions	—
Purchases	4,323
Divestitures	—
Extensions and discoveries	—
Ending proved undeveloped reserves at December 31, 2022	4,323

Net Volumes Sold, Prices, and Production Costs, page 23

3.
Please expand your disclosure of the net volumes sold by country for each of the last three fiscal years to additionally present the production volumes for each field or operational area within a country that contains 15% or more of the total proved reserves to comply with Item 1204(a) of Regulation S-K, using the definition of field that is provided in Rule 4-10(a)(15) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment. The Company respectfully submits that it will, starting with its 2023 Form 10-K, add a production volumes column to its net volumes sold, prices and production costs table. As an illustrative example, for the fiscal year end December 31, 2022, the table would read as follows:

	Production Volumes			Sales Volumes (2)			Average Sales Price (2)			Average Production Cost (2)
	Crude Oil (MBbl)	Natural Gas (MMcf)	NGLs (MBbl)	Crude Oil (MBbl)	Natural Gas (MMcf)	NGLs (MBbl)	Crude Oil (Per Bbl)	Natural Gas (per Mcf)	NGLs (Per Bbl)	Total (per BoE)

Year Ended December 31, 2022
Gabon	2,971	—	—	2,919	—	—	$103.09	$—	$—	$33.18
Egypt(1)	547	—	—	547	—	—	69.00	—	—	21.84
Canada(1)	93	335	63	93	335	63	79.56	4.00	36.12	9.33
Total	3,611	335	63	3,559	335	63	$97.24	$4.00	$36.12	$30.12

Year Ended December 31, 2021
Gabon	2,599	—	—	2,711	—	—	$70.66	—	—	$29.97

Year Ended December 31, 2020
Gabon	1,776	—	—	1,627	—	—	$40.29	—	—	$22.93

The Company also respectfully advises the Staff that (i) substantially all of the Company’s production volumes in Gabon are from the Etame Marin block; (ii) substantially all of the Company’s production volumes in Egypt are from the Petrobakr concession; and (iii) substantially all of the Company’s production volumes in Canada are from the Harmattan area. The Company will include disclosure to this effect as a footnote to the table illustrated above in its future filings.

Supplemental Information on Crude Oil, Natural Gas and NGLs Producing Activities (Unaudited) Estimated Quantities of Proved Reserves, page F-55

4.
Please expand the tabular disclosures of proved developed and proved undeveloped reserves by individual product type on pages F-55 and F-56 to additionally include the net quantities at the beginning of the initial period shown in the reserves reconciliation (e.g. January 1, 2020) to comply with FASB ASC 932-235-50-4.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that it will include the disclosure described in the Staff’s comment in its future filings, beginning with its 2023 Form 10-K.

5.
We note that you report production volumes of 3,857 MBoe and 2,599 MBoe for 2022 and 2021 on page F-57, while reporting production volumes of 3,729 MBoe and 2,405 MBoe, for these same periods on page 75.

Please revise your disclosures as necessary to address this apparent inconsistency.

Response: The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that it will correct these minor reconciliation errors its future filings, beginning with the Company’s 2023 Form 10-K. The Company respectfully advises the Staff that correct production volume numbers for 2022 and 2021 are 3,729 MBoe and 2,599 MBoe, respectively.

***

We appreciate your consideration of the responses provided herein and look forward to hearing from you. If you have any additional comments or questions regarding these matters, please do not hesitate to contact Matthew Powers at matthew.powers@VAALCO.com, our counsel, John R. Ablan of Mayer Brown LLP, at jablan@mayerbrown.com or me at RBain@VAALCO.com.

Very Truly Yours,

/s/ Ron Bain
Name: Ron Bain
Title: Chief Financial Officer

Cc:	Matthew Powers, Executive Vice President and General Counsel
John R. Ablan, Partner, Mayer Brown LLP